June 23, 2014

VIA EDGAR (Correspondence Filing)

Mary Cole
Senior Counsel
Office of Disclosure Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LoCorr Investment Trust, File Nos. 333-171360, 811-22509 (the "Registrant")

Dear Ms. Cole:

On March 10, 2014, the Registrant, on behalf of the LoCorr Tactical Trend Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 14 ("Amendment") to its registration statement under the Securities Act of 1933 on Form N-1A.  On May 7, 2014, you provided oral comments with respect to the Fund.  Subsequent to filing the Amendment, the Registrant has elected to replace "Tactical" with "Market" in the Fund’s name.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS-SUMMARY

Comment 1.  Because no sales charge is imposed on reinvested dividends and other distributions for any of the Fund's share classes, please consider deleting the "Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions" line from the fee table.

Response.  Upon review, for the sake of consistency with the prospectuses of the other series of the Registrant, which include "Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions" the Registrant believes it advisable to leave this disclosure as-is.

Comment 2.  Please remove "/or" from the line item in the fee table describing 12b-1 fees.

Response.  The Registrant has made the requested deletion.

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Comment 3.  Please confirm that the Fund does not expect to incur Acquired Fund Fees and Expenses.

Response.  The Registrant confirms that the Fund does not expect to incur Acquired Fund Fees and Expenses.

Comment 4. In the "Principal Investment Strategies" section, please revise disclosures to use "plain English" in place of specialized investment terms that may not be familiar to prospective shareholders, or provide a definition of specialized terms.

Response.  The Registrant has revised disclosures to use "plain English" where possible and to provide definitions of specialized investment terms.

Comment 5.  With respect to credit default swaps, if the Fund is the protection writer in a credit-default swap, please confirm that the Fund will cover the notional value of CDS covered by liquid assets.  Additionally, please remove "-related" from the description of credit default swap, as this is not a plain English term.

Response.  The Registrant confirms if the Fund is the protection writer in a credit-default swap, the Fund will cover the notional value of CDS by liquid assets; and has deleted "-related" from the description of credit default swap.

Comment 6. If investing in lower quality debt instruments, commonly known as junk bonds, is a principal investment strategy, please revise Principal Investment Strategies and Principal Investment Risks disclosures accordingly.

Response.  The Registrant confirms that junk bonds are not a principal investment strategy.

Comment 7. With respect to the subsidiary, disclosures state that the subsidiary will invest the majority of its assets in futures contracts and other investments.  Please provide detail as to what is meant by "other investments."

Response.  The Registrant has revised disclosures to state that other investments are investment grade debt instruments intended to serve as margin for futures positions.

Comment 8. With respect to the subsidiary, please provide representations that address the following requirements:

(i) Will the Fund look through to the subsidiary regarding diversification and concentration?

Response.  The Fund will look through to the subsidiary regarding diversification and concentration on a consolidated basis.

(ii) Will the subsidiary's advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund's Board of Trustees?

Response.  The subsidiary's advisory contract will comply with Section 15 of the 1940 Act and will it be approved by the Fund's Board of Trustees in accordance with Section 15.

(iii)  Will the subsidiary comply with Section 10 and 16 of the 1940 Act?

Response.  The subsidiary will comply with Section 10 and Section 16.

(iv)  Will the subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

Response.  The subsidiary will consent to inspection by the Commission pursuant to an undertaking presented in Part C.

(v)  Will the subsidiary comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to the custodial relationships?

Response.  The subsidiary will comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to custodial relationships.

Comment 9. Under the description of the Tactical Trend Strategy, please provide clarifying disclosure with respect to the effect of leverage created through the use of futures contracts.

Response.  The Registrant has revised the description of the Tactical Trend Strategy to provide clarifying disclosure with respect to futures contracts and expanded the bulk of this portion of the disclosure in the statutory portion of the prospectus.  Additionally, the Registrant believes that the summary portion principal investment risks disclosures provide the most illuminating means of describing the risks of leverage created by futures and has revised derivative risk accordingly.

Comment 10. With respect to derivative disclosures, please confirm that the Registrant is familiar with and has considered the disclosure principles outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

Response.  The Registrant confirms it has reviewed the Derivatives Letter and believes derivative-related disclosures are consistent with its principles including specificity as to derivative type, purpose and risks.

Comment 11. Under Principal Investment Risks, please consider whether prospective shareholders would be aided by a description of "regulatory change risk" and "tax risk."

Response.  Upon review of these risks, the Registrant does not believe that either are principal risks, but notes it has expanded tax-related risk disclosures with respect to the wholly owned subsidiary.

PROSPECTUS-STATUTORY

Comment 12.  The information in the section entitled "ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS" appears to be nearly identical to that presented in the summary section of the prospectus.  There is no requirement to duplicate information.  As such please, review each section with the goal of assuring the summary is genuinely a summary.

Response.  Upon review, the Registrant notes that the risk disclosures in the statutory portion are longer elaborations of the risks presented in the summary section.  After further review of the strategy disclosures in the summary and statutory sections, the Registrant does not believe it can materially reduce the length of the summary section disclosures without diluting the scope, meaning and content to the potential detriment of prospective shareholders, but has endeavored to employ principals of brevity where possible.

Comment 13.  Please consider revising tax-related disclosures in the description of the subsidiary to make clearer that the subsidiary is not relying upon any IRS private letter rulings as none where issued to the Fund or the subsidiary.

Response.  The Registrant has revised tax-related disclosures in the description of the subsidiary to make clearer that the subsidiary is not relying upon any IRS private letter rulings.

Comment 14.  Under the section describing prior performance, please assure that all expenses are included when computing net returns and, if the Fund's estimated expenses are higher than those used to compute prior performance, provide disclosure stating that prior performance net returns would have been lower had they been subject to the Fund's expenses.

Response.  The Registrant represents that all expenses have been included and that, where applicable, disclosure has been added stating that prior performance net returns would have been lower had they been subject to the Fund's expenses.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 369-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP